2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208 Jeffrey D. Buchanan Executive Vice President Chief Financial Officer & Treasurer

February 27, 2014

VIA EDGAR

Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Smith & Wesson Holding Corporation

Form 10-K for Fiscal Year Ended April 30, 2013

Filed June 25, 2013

Form 8-K Filed June 25, 2013

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Filed December 10, 2013

Filed No. 1-31552

Dear Ms. Rocha,

The following is in response to your letter dated February 26, 2014 (the “Comment Letter”). Smith & Wesson Holding Corporation (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended April 30, 2013

19. Commitments and Contingencies, page F-34

Litigation, page F-34

1.	Comment: We note your response to comment 1 in our letter dated February 12, 2014. The concern raised in our prior comment relates to the completeness of your disclosures for loss contingencies in which it is reasonably possible a material loss in excess of accrual has been incurred. In the draft disclosure you provided in your letter dated February 4, 2014, you state that you are unable to estimate the range of reasonably possible losses. However, it does not appear that you have provided disclosure of the nature of the claims that you are unable to estimate the range of reasonably possible losses in excess of accrual. Please advise and revise your draft disclosures accordingly. Please refer to ASC 450-20-50-3 – 50-5 for guidance.

Company Response: We believe that the nature of the claims for which we are unable to estimate the range of reasonably possible losses has been disclosed in the paragraphs preceding our conclusion.

Item 4. Controls and Procedures, page 26

2.	Comment: We note the revised disclosure you intend to include in your next Form 10-Q which qualifies the implementation of the new ERP system as a change in your internal control over financial reporting. As previously requested, please revise your draft disclosure to clearly state, if correct, that there were changes in your internal control over financial reporting that occurred during the second quarter of fiscal year 2014 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Company Response: As requested, in order to be clearer regarding the change in internal controls over financial reporting, we have modified our proposed Controls and Procedures disclosure for our next quarter ended, January 31, 2014 as follows:

“There was no change in our internal control over financial reporting during the period covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, during the second quarter of fiscal 2014, we had a change in our internal control over financial reporting that occurred as a result of our implementation of a new ERP system that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the second quarter of fiscal year 2014, our new ERP system replaced our legacy system in which a significant portion of our business transactions originate, are processed and recorded. Our new ERP system is intended to provide us with enhanced transactional processing and management tools compared to our legacy system and is intended to enhance internal controls over financial reporting. We believe our new ERP system will facilitate better transactional reporting and oversight, enhance our internal control over financial reporting, and function as an important component of our disclosure controls and procedures.”

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey D. Buchanan

Jeffrey D. Buchanan Executive Vice President, Chief Financial Officer, and Treasurer